

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2022

Bradley Herring
Chief Financial Officer
Shift4 Payments, Inc.
2202 N. Irving Street
Allentown, PA 18109

> **Re: Shift4 Payments, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Response date June 3, 2022**
> **File No. 001-39313**

Dear Mr. Herring:

We have reviewed your June 3, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Consolidated Statements of Cash Flows, page 86

1. We note your response to comment one. Please explain in greater detail why you consider capitalized acquisition costs and residual commission buyouts to represent productive assets.

Notes to Consolidated Financial Statements
9. Equipment for Lease, Net, page 109

2. We note your response to comment two, specifically that you considered ASC 840 and 842. However, your response did not address how you considered Rule 5-03.2 of Regulation S-X, as the equipment costs appear to relate directly to your products and services that generate revenue. Please explain. Additionally, we note you intend to

Bradley Herring
Shift4 Payments, Inc.
June 21, 2022
Page 2

comply with SAB 11.B by revising future filings to indicate on the face of the statement of operations parenthetically, that cost of sales excludes depreciation of equipment under lease and refer to the footnote. Please note under SAB Topic 11.B, depreciation and amortization may be excluded from cost of sales if the line item clearly discloses its exclusion "and" the income statement does not include gross profit.

 You may contact Scott Stringer at 202-551-32725 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jordan Frankel